United States securities and exchange commission logo





                             March 29, 2021

       Anthony Casalena
       Chief Executive Officer
       Squarespace, Inc.
       225 Varick Street, 12th Floor
       New York, New York 10014

                                                        Re: Squarespace, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 12,
2021
                                                            CIK No. 0001496963

       Dear Mr. Casalena:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to comments in our February 23, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Non-GAAP Financial Measures, page 49

   1.                                                   We note in the
calculation of your non-GAAP measure    Adjusted EBITDA    an
                                                        adjustment identified
as "Special bonus." Please tell us if you paid any of your employees a bonus in 2018 or
2019.
       Key Performance Indicators and Non-GAAP Financial Measures, page 53

   2. We note that you discuss non-GAAP measures beginning on page 53 but only begin discussing GAAP Results
of Operations beginning on page 57. Please revise to highlight and focus on GAAP
Results of Operations first in your MD&A to provide the GAAP discussion with greater
prominence than your discussion of non-GAAP measures.
 Anthony Casalena
FirstName  LastNameAnthony Casalena
Squarespace, Inc.
Comapany
March      NameSquarespace, Inc.
       29, 2021
March2 29, 2021 Page 2
Page
FirstName LastName
3. With respect to each of the non-GAAP measures disclosed in the table on page 54, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of
         Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 53

4. On pages 54 and 58, you attribute changes in total bookings, ARRR, and commerce revenue to changes in GMV processed through your platform. Please revise your table on page 54 to include GMV metrics for all periods presented.
Comparison of the Years Ended December 31, 2019 and 2020, page 58

5. Please revise to provide more context regarding the increase in new presence and commerce subscriptions. For example, describe any new markets or geographic regions that maybe be driving the increase. To the extent possible, please also revise to separately quantify the impact of increased GMV and increased commerce website subscriptions on your commerce revenue during the year ended December 31, 2020. Operating Expenses, page 59

6. Please revise to disclose any known trends or uncertainties that could affect your results from operations and/or liquidity in the near term. For example, we note disclosure on page F-41 that you will record compensation expense of $229 million related to the CEO
         Stock Grant if an IPO occurs prior to August 24, 2021. We also note the $24 million in special bonuses paid to employees in 2021. Please refer to Item 303(a) of Regulation S-K.
Description of Capital Stock, page 96

7. You disclose here that your Class C common stock will have no voting rights. Elsewhere you note that all outstanding shares of Class C common stock will convert into shares of your Class A common stock in connection with the effectiveness of this registration statement. Please briefly explain the purpose of this non-voting Class C common stock and tell us which shareholders currently own Class C common stock and explain how this class may be used in the future. Additionally, while we note that existing Class C common stock will be converted into Class A common stock in connection with this offering, please clarify whether Class C common stock will have conversion rights and whether your Class C common stock will continue to be an authorized class of common stock following the completion of this offering.
General

8. We note that your "Squarespace at a Glance" graphic discloses unlevered free cash flow margin. In order to give proper balance to this information, please revise to present
         GAAP cash flow margin with equal prominence for the same period. Anthony Casalena
FirstName  LastNameAnthony Casalena
Squarespace, Inc.
Comapany
March      NameSquarespace, Inc.
       29, 2021
March3 29, 2021 Page 3
Page
FirstName LastName
         Alternatively, please revise to present unlevered free cash flow alongside cash flows from operations rather than unlevered free cash flow margin.
9.       You response to prior comment 8 states the following:    The Company
respectfully
         submits that, although this rule provides for the consultation of the DMM with a financial advisor, the rule does not preclude the consultation with more than one financial advisor.
         In this regard, the Company and its legal counsel have consulted with the NYSE regarding
         Rule 7.35A(g) and confirmed that the DMM may consult with more than one financial
         advisor in connection with the opening of a direct listing.    Please
clarify and confirm
         whether you also consulted with the NYSE and confirmed what their
language    in order
         to effect a fair and orderly opening of such security    precludes.
10. With respect to your response to prior comment 9, please identify the specific language or provision in NYSE Rule 7.35A(g) that the financial advisors are relying upon that requires
         the financial advisors to assist the DMM by playing a    robust
role in the price discovery.
11. We note your response to prior comment 10 and the revised disclosure on page 35. Please
         explain the reason for this particular    obligation    (i.e., why the
DMM is expected to
         consult with multiple financial advisors specifically about private market sale price history
         information), as it appears to contradict the NYSE Rule 7.35A(g)   s
basis for roping in the
         financial advisors in the first place (i.e.,    because there has not
been a recent sustained
         history of trading . . .    ). Page 35 also states that the financial
advisors are expected to
         provide the DMM with the    fair value per share    (even though, as
indicated here, it is
         already included in the Class A common stock valuation report). Please clarify the rationale for this expectation, especially since the information has already been disclosed in the report to the NYSE and DMM that you reference on pages 108-109.
12. Based on your responses to prior comments 8-13, we recommend that you carefully consider the applicability of Regulation M and how it may relate to the activities of such financial advisors, particularly with respect to any potential solicitation of buy/sell
         interest, price discovery, or other distribution activities     as
well as the need for the
         financial advisors and any affiliated persons to conduct their activities specifically in compliance with Regulation M.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.
 Anthony Casalena
Squarespace, Inc.
March 29, 2021
Page 4
                                      Sincerely,
FirstName LastNameAnthony Casalena
                                      Division of Corporation Finance
Comapany NameSquarespace, Inc.
                                      Office of Technology
March 29, 2021 Page 4
cc:       Ryan J. Dzierniejko, Esq.
FirstName LastName